November 18, 2011

VIA EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

Ms. Stephanie L. Hunsaker

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	People’s United Financial, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 1, 2011

Form 10-Q for the Quarterly Period Ended June 30, 2011

Filed August 9, 2011

File No. 001-33326

Dear Ms. Hunsaker:

This letter is submitted on behalf of People’s United Financial, Inc. (the “Company”) in response to the letter dated November 3, 2011 from the Staff of the Securities and Exchange Commission (the “Commission” or “SEC”) transmitting their comments with respect to the above-referenced filings. The Staff’s specific comments are set forth verbatim below, followed by the Company’s response.

Form 10-Q for Quarter Ended June 30, 2011

Notes to Consolidated Financial Statements

Note 4 – Loans, page 12

1.	We note your response to prior comment one in our letter dated July 15, 2011 and that in establishing your allowance for loan losses for home equity loans, you consider historical portfolio loss experience of the most recent six and nine month periods, and for portfolio specific risk elements, you consider an average of the portfolio’s monthly charge off rates for the preceding year which you note represents a shorter look back period. It is unclear how, for home equity loans, the look back period would represent a shorter time frame than the historical loss experience. Please clarify and update your future disclosures.

We have noted the Staff’s comment and will revise the appropriate sections of future filings (and did so within the Form 10-Q for the quarter ended September 30, 2011) in order to clarify the look back period utilized in establishing the allowance for loan losses for home equity loans. The revised disclosure, as it appears within the Asset Quality section of Management’s Discussion and Analysis (pages 93-94) of the aforementioned Form 10-Q, is provided below. Updated text has been underlined to facilitate your review.

[Revised disclosure] In establishing the allowance for loan losses for residential mortgage loans, the Company principally considers historical portfolio loss experience of the most recent 3- and 5-year periods. We supplementally consider charge-off data over a longer period of time in further assessing historical loss trends. Based on the evaluation of our portfolio loss history, we believe that charge-offs incurred over the last 3 to 5 years provide a reasonable basis for estimating the inherent probable losses within our residential mortgage portfolio. In establishing the allowance for loan losses for home equity loans, the Company principally considers historical portfolio loss experience of the most recent 6- and 9-month periods.

With respect to portfolio stratification based on the aforementioned portfolio-specific risk characteristics, each risk category is currently assigned an applicable reserve factor. For residential mortgage loans, the “Moderate” (or baseline) reserve factor represents the portfolio’s net charge-off rate for the preceding fiscal year. For home equity loans, the “Moderate” (or baseline) reserve factor represents an average of the portfolio’s monthly net charge-off rates for the preceding three months. The portfolio-specific risk elements component of the related allowance for loan losses employs a shorter look-back period as it is intended to identify emerging portfolio trends in credit quality as determined by reference to a loan’s initial underwriting as well as subsequent changes in property values and borrower credit scores. Accordingly, the shorter look-back period is deemed to provide a better basis on which to analyze such trends.

Residential Mortgage Lending, page 60

2.	We note your response to prior comment two in our letter dated July 15, 2011, and have the following questions:

We have noted the Staff’s additional comments presented below and will revise the appropriate sections of future filings (and did so within the Form 10-Q for the quarter ended September 30, 2011) in order to clarify, where necessary, and/or provide additional disclosure with respect to our home equity portfolio. The revised disclosure, as it appears within the Asset Quality section of Management’s Discussion and Analysis (page 89) of the aforementioned Form 10-Q, is provided at the end of our response to this comment. Updated text has been underlined to facilitate your review.

•

You note that despite the fact that certain lien position data is not available for loans originated prior to 2011, you are able to determine and track delinquency and default data for such loans, specifically in cases where the loan reaches 75 days past due and you update your assessment of combined loan-to-value exposure. We note that the 75 days in the response is inconsistent with your earlier response to comment one, where you state that loan-to value ratios are updated when a loan becomes 90 days past due. Thus, please clarify and update future disclosures if necessary.

The Company’s policy is to update its assessment of combined loan-to-value exposure for loans 90 days past due. Operationally, we begin to gather such updated loan-to-value information once a loan reaches 75 days past due. We believe the updated text noted within the revised disclosure found at the end of our response to this comment provides clarification of this point.

•

You also note in your response that despite the fact that a loan in a second lien position may appear current at the time the holder of a superior lien commences a foreclosure action, the loan does carry an appropriate allowance for loan losses based on your methodology, but in cases where your second lien loan is current, it appears that you would not obtain an updated loan-to-value exposure and FICO scores would only be updated twice a year. Please tell us and disclose in future filings how you believe your current methodology takes into account this risk.

Upon considering the Staff’s comment, we respectfully submit that the disclosure previously provided, and included within the fourth paragraph of the revised disclosure found at the end of our response to this comment, addresses how our current allowance for loan losses methodology takes into account the risk associated with loans for which certain lien position data is not available. We believe that our conclusion is further supported by the limited exposure presented in those cases where the holder of a superior lien has commenced a foreclosure action and our second lien loan is performing (please refer to the second paragraph of the revised disclosure).

•

With respect to the loans mentioned above and other loans in your retail portfolio segment, where lien position data is not readily available please disclose in future filings, the make-up of your portfolio including when most of these loans were originated, underwriting standards applicable to those loans, performance history and other qualitative analysis that may shed additional light on risks associated with these loans.

We believe the updated text noted within the revised disclosure found at the end of our response to this comment addresses this point.

•

Please also disclose in future filings the percentage of your loan portfolio where lien position data is not readily available, and thus is not explicitly taken into account when determining your allowance until such time as the loan becomes at least 75 days past due. Please also discuss any system or methodology changes you plan to make.

We believe the updated text noted within the revised disclosure found at the end of our response to this comment addresses this point.

Upon further examination of the policies and procedures applicable to our home equity portfolio, including further consideration of the limitations on available lien data and its potential impact on the related allowance for loan losses, we plan to implement a policy change requiring that updated FICO scores be obtained for all loans in the portfolio four times each year beginning in 2012 (previously obtained twice each year, in January and July).

[Revised disclosure] We are not able, at this time, to develop statistics for the entire home equity portfolio with respect to first liens serviced by third parties that are in front of our junior liens, as lien position data has not historically been captured on our loan servicing systems. Effective January 2011, we began tracking lien position data for all new originations and our Collections Department continues to add lien position data once a loan reaches 75 days past due in connection with our updated assessment of combined loan-to-value (“CLTV”) exposure, which takes place for loans 90 days past due. In addition, when we are notified that the holder of a superior lien has commenced a foreclosure action, our home equity account is identified in the collections system for ongoing monitoring of the legal action. As of September 30, 2011, the portion of our home equity portfolio greater than 90 days past due with a CLTV greater than 80% was $4.8 million.

When the first lien is held by a third party, we can, in some cases, obtain an indication that a first lien is in default through information reported to credit bureaus. However, because more than one mortgage may be reported in a borrower’s credit report and there may not be a corresponding property address associated with reported mortgages, we are unable to associate a specific first lien with our junior lien. As of September 30, 2011, there were 57 loans totaling $3.4 million for which we have received notification that the holder of a superior lien has commenced foreclosure action. For 23 of the loans (totaling $1.1 million), our second lien position was performing at the time such foreclosure action was commenced. The total estimated loss related to those 23 loans was $0.3 million as of September 30, 2011. It is important to note that the percentage of new home equity originations for which we hold the first lien has increased steadily from approximately 40% in 2009 to approximately 60% in 2011.

We believe there are several factors that serve to mitigate the potential risk associated with the limitations on available first lien data. Most importantly, our underwriting guidelines for home equity loans, which have been, and continue to be, consistently applied, generally require the following: (i) properties located within our geographic footprint; (ii) lower loan-to-value ratios; and (iii) higher credit scores. Notwithstanding the maximum loan-to-value ratios and minimum FICO scores discussed previously, actual loan-to-value ratios at origination were less than 60% on average and current FICO scores of our borrowers are greater than 750 on average. In addition, as of September 30, 2011, approximately 70% of the portfolio balance relates to originations that occurred since 2005, which is generally recognized as the peak of the recent housing bubble. We believe these factors are a primary reason for the portfolio’s relatively low level of non-performing loans and net loan charge-offs, both in terms of absolute dollars and as a percentage of average loans.

Each month, all home equity and second mortgage loans greater than 180 days past due (regardless of our lien position) are analyzed in order to determine the amount by which the balance outstanding (including any amount subject to a first lien) exceeds the underlying collateral value. To the extent a shortfall exists, a charge-off is recognized. This charge-off activity is reflected in our established allowance for loan losses for home equity and second mortgage loans as part of the component attributable to historical portfolio loss experience, which considers losses incurred over the most recent 6- and 9-month periods. While the limitations on available first lien data could impact the accuracy of our loan loss estimates, we believe that our methodology results in an allowance for loan losses that appropriately estimates the inherent probable losses within the portfolio, including those loans originated prior to January 2011 for which certain lien position data is not available.

Note 11 – Fair Value Measurements, page 35 (Loans, page 43)

3.	We note your fair value disclosures for your performing loans, where you disclose that the valuation method considers interest rate-related adjustments but does not fully incorporate the “exit price” approach to fair value which would also consider adjustments for liquidity and credit-related factors. Please tell us why you believe your valuation approach is appropriate given that it appears to be inconsistent with ASC 820’s definition of fair value.

In providing the disclosures regarding the fair value of performing loans contained in Note 11 – Fair Value Measurements, the Company does not apply ASC 820 (formerly Statement 157) but, rather, has consistently applied the guidance contained in ASC 825-10-55-3 (formerly Statement 107). We note that application of the guidance in ASC 825 to loan fair value disclosures was acknowledged during discussions held at the January 23, 2009 meeting of the Financial Accounting Standards Board (the “Board”). We believe those discussions suggested that unless and until the Board amends the example disclosure regarding loan fair values provided in ASC 825, companies may follow either the ASC 825 approach or the ASC 820 approach for purposes of those disclosures as long as appropriate disclosure is provided with respect to the method and assumptions used.

4.	You have also disclosed that the discount rate to determine the fair values of performing loans reflected current market rates for loans with similar terms to borrowers of similar credit quality, which would indicate that you are taking into account credit as part of your fair value consideration. This appears to be inconsistent with your disclosure that your approach to fair value does not take into account credit-related factors, please reconcile and update future disclosures as necessary.

We have noted the Staff’s comment and will revise the appropriate sections of future filings (and did so within the Form 10-Q for the quarter ended September 30, 2011) in order to clarify the method used by the Company (which does include consideration of credit-related factors) to determine the fair value of performing loans for purposes of the required footnote disclosure. The revised disclosure, as it appears within Note 11 – Fair Value Measurements (page 45) of the aforementioned Form 10-Q, is provided below. Updated text has been underlined to facilitate your review.

[Revised disclosure] The fair values of performing loans were estimated by discounting the anticipated cash flows from the respective portfolios, assuming future prepayments and using market interest rates for new loans with comparable credit risk. As a result, the valuation method for performing loans, which is consistent with certain guidance provided in accounting standards, does not fully incorporate the “exit price” approach to fair value. The fair values of non-performing loans were based on recent collateral appraisals or management’s analysis of estimated cash flows discounted at rates commensurate with the credit risk involved.

*        *        *

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosures made in its filings, (b) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

We believe that these responses address your comments. We look forward to your prompt review of this submission.

If you have any questions, please contact me at (203) 338-5055, or the Company’s General Counsel, Robert E. Trautmann, at (203) 338-4584.

Sincerely,

/s/ Kirk W. Walters

Kirk W. Walters

Senior Executive Vice President and Chief Financial Officer

People’s United Financial, Inc.